Concordia International Corp. Announces Intention To Rebrand As ADVANZ PHARMA Following Its Successful Recapitalization
- ADVANZ PHARMA represents the Company’s vision to go beyond expectations to bring sustainable value to customers, healthcare providers, and patients -

MISSISSAUGA, ON., October 9, 2018 - Concordia International Corp. (“Concordia” or the “Company”) (TSX: CXR), announced today its intention to change its name as part of a global rebrand in support of its strategy and vision. Subject to the customary approvals, including stock exchange and shareholder approvals, the Company intends to rebrand as ADVANZ PHARMA during the fourth quarter of 2018.
ADVANZ PHARMA (Concordia International Corp.), will re-focus on delivering sustainable value across its portfolio of specialty generic and legacy branded, off patent medicines.
ADVANZ PHARMA will aim to build on the Company’s current capabilities and global footprint across more than 90 countries, to enable it to meet the increasingly complex needs of global healthcare systems.
Graeme Duncan, Chief Executive Officer said: “ADVANZ PHARMA is more than just a new corporate brand. We believe it truly represents the Company’s new vision and values. Leveraging a new corporate identity, leadership team and capital structure, we are aiming to go beyond the fulfilment of orders of our medicines to become a trusted and respected partner to our customers, healthcare providers, and patients.”
In addition to ensuring continued supply of its diverse range of high quality, established medicines, the Company will focus on expanding its global presence in order to provide a platform for future growth.
“Through the expansion of our extensive portfolio and our acquisition strategy, we will look to provide greater access to medicines for patients, and sustainable value for healthcare providers,” Mr Duncan continued. “We believe that our strong financial position, and supportive shareholder base, combined with our impressive heritage and experience, will see us deliver a progressive company that is ready for the future. We will be looking to utilise our strong balance sheet to further build out our pipeline of medicines and acquire both companies and standalone medicines that allow us to continue to meet the present and future needs of the healthcare environment.”
Mr Duncan, who is unveiling the proposed corporate identity to global partners, suppliers and customers at CPhI Europe in Madrid, Spain, concluded, “We aim to be the most idea-generative company in the generics industry and look forward to working towards this goal with all industry partners, and we think ADVANZ PHARMA represents this. In transitioning to a new corporate brand and global strategy, we expect that our commitment to our refreshed vision will offer true value to our core stakeholders and healthcare systems.”

About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.
Concordia operates out of facilities in Mississauga, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward‐looking statements and information:
This press release includes forward‐looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward‐looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements with respect to the Company becoming a leader in European specialty, off-patent medicines, the Company changing its name as part of a global rebrand in support of its strategy and vision, the Company re-focusing on delivering sustainable value across its portfolio of speciality generic and legacy branded, off-patent medicines, the Company becoming a trusted and respected partner to its customers, healthcare providers, and patients, the Company ensuring a continued supply of a diverse range of high quality, established medicines, the Company expanding its global presence in order to provide a platform for future growth, the Company expanding its extensive portfolio and pursuing its acquisition strategy, the Company providing greater access to medicines for patients and healthcare providers, the Company using its current balance sheet to build out its pipeline of medicines, the Company acquiring companies and standalone medicines, the Company becoming the most idea-generative company in the generics industry, the Company using its new corporate brand and global strategy to offer true value to its core stakeholders and healthcare systems. Often, but not always, forward‐looking statements and forward‐looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes”, “aims”, “becomes”, “sees”, “looks” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the Company's inability to obtain applicable trademark reservations with respect to any proposed name change of the Company, the Company’s inability to obtain the requisite support of Company shareholders to effect a name change, the Company’s inability to meet applicable statutory deadlines with respect to a special meeting of shareholders required in order to approve a name change, the Company’s inability to negotiate any trademark infringements with third parties in connection with the Company’s global rebranding efforts, the Company’s inability to obtain applicable regulatory approval, including, but not limited to necessary approvals from the Toronto Stock Exchange, the Company’s inability to build on its current capabilities and global footprint, the Company’s inability to become a trusted and respected partner to its customers, healthcare providers, and patients, the Company’s inability to supply a diverse range of high quality, established medicines, the Company’s inability to expand its global presence, the Company’s inability to provide a platform for future growth, the Company’s inability to expand its portfolio of medicines and to pursue its acquisition strategy, the Company’s inability to provide greater access to medicines for patients, the Company’s inability to provide sustainable value for healthcare providers, the Company’s inability to maintain its current financial position, the risk that the Company’s shareholders do not support the Company’s current strategy, the Company’s inability to deliver a progressive company that is ready for the future, the Company’s inability to leverage its current balance sheet to build out its pipeline of medicines, the Company’s inability to leverage its balance sheet to acquire both companies and standalone medicines, the Company’s inability to be the most idea-generative company in the generics industry, the Company’s inability to transition to a new corporate brand and global strategy, the Company’s inability to become a leading European specialty off-patent medicines player, and risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
For further information, please contact:
Adam Peeler, on behalf of:
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com